

03 JAN -7 PM 8:52

The Morgan Crucible Company plc

2nd January 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com



03003210

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Enclosure



RNS The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company   Morgan Crucible Co PLC
TIDM   MGCR
Headline   Holding(s) in Company
Released   14:41 2 Jan 2003
Number   7266F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
    The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
    AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of
    the shareholder named in 2 above or in respect of a non-beneficial interest or
    in the case of an individual holder if it is a holding of that person's spouse
    or children under the age of 18:
    Beneficial and non-beneficial interest of the shareholder named in 2 and its
    subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of
    shares held by each of them:
    HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares;
    HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global
    Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee
    (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C
    777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038
    shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 25,390 shares; HSBC
    Global Custody Nominee (UK) Ltd A/C 867815 1,108,484 shares; HSBC Global Custody
    Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK)
    Ltd A/C 867530 200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372
    5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887553 19,570
    shares; HSBC Global Custody Nominee (UK) Ltd A/C 887565 16,880 shares; HSBC
    Global Custody Nominee (UK) Ltd A/C 887577 19,050 shares; HSBC Global Custody
    Nominee (UK) Ltd A/C 887589 18,900 shares; HSBC Global Custody Nominee (UK) Ltd
    A/C 887590 17,340 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887607 13,540
    shares; HSBC Global Custody Nominee (UK) Ltd A/C 887619 10,518 shares;   HSBC
    Global Custody Nominee (UK) Ltd A/C 867116 646,575 shares; HSBC Global Custody
    Nominee (UK) Ltd A/C 867268 601,717 shares; HSBC Global Custody Nominee (UK) Ltd
    A/C 867050 2,251,220 shares; RBSTB Nominees designation Sunpen 248,936 shares;
    Sun Life International (IOM) Ltd A/C SLI 11 3,001,500 shares; Chase Nominees Ltd
    A/C BTO1C 801,188 shares; Chase Nominees Ltd A/C 00994 1,533,648 shares; Other
    Accounts 6,409,827 shares; HSBC Global Custody Nominee (UK) Ltd A/C 880868
    3,000,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 904009 14,900
    shares; HSBC Global Custody Nominee (UK) Ltd A/C 845029 2,500,000 shares;
    HSBC Global Custody Nominee (UK) Ltd A/C 844359 1,641,999 shares;
    Citibank Crest: BA01F 300,000 shares; HSBC Global Custody Nominee (UK) Ltd
    50,000 shares.

5) Number of shares/amount of stock acquired:
    Not known

6) Percentage of issued class:
    Not known

7)   Number of shares/amount of stock disposed:
     Not known

8)   Percentage of issued class:
     Not known

9)   Class of Security:
     Ordinary shares of 25p

10) Date of Transaction:
     Not known

11) Date company informed:
     Letter dated 27/12/02 received 2/1/03

12) Total holding following this notification:
     16,582,765 non-material; 16,029,941 material

13) Total percentage holding of issued class following this notification:
     7.15% non-material; 6.91% material

14) Any additional information:
     N/A

15) Name of contact and telephone number for queries:
     Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this
     notification:
     Mr D.J. Coker

17) Date of notification:
     2nd January 2003

END